Exhibit 99.1

BEST Inc. Holds Annual Franchisee Conference for BEST Express; Full Year 2019 Express Parcel Volume Grew to 7.58 Billion

ZHUHAI, Jan. 7, 2020 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, held the annual franchisee conference for its BEST Express business yesterday in Zhuhai, Guangdong Province, China.

In his remarks at the conference, Johnny Chou, Chairman and Chief Executive Officer of BEST, expressed appreciation to the many BEST Express franchisee partners and summarized the business unit’s results over the past year. In full year 2019, BEST Express saw its parcel volume grow by about 38.5% year-over-year to 7.58 billion. According to latest statistics from the State Post Bureau, China’s total parcel volume increased by 24% to 63 billion in full year 2019.

“Looking back at 2019, we further enhanced our operating efficiency through strengthened automation and information systems,” said Mr. Chou. He continued: “We have improved our service quality and delivered greater value to our customers. In an increasingly competitive and fast-developing industry, we are very proud that we achieved rapid and strong growth in parcel volume, especially in lower-tier markets.”

Mr. Chou also highlighted the wide variety of initiatives that BEST Express has taken to promote sustainability and environment-friendly practices across the express delivery industry: “Last year, BEST Express started to utilize eco-friendly express satchels and RFID-equipped sorting bags, adopted one-copy digital waybills and helped the livelihood of farmers through our Agricultural Excellence project.” He added: “Green logistics will remain a key focus for us in 2020.”

Discussing BEST Express’s strategies for 2020, Mr. Chou said, “We will concentrate on enhancing service quality and improving every aspect of customer experience. Meanwhile, we will speed up our expansion in Southeast Asia as we see tremendous e-commerce needs and increasing cross-border opportunities created by China’s Belt and Road Initiative in the region. We will also continue to build out our integrated service platform and focus on increasing operating efficiency through optimized operation and upgraded automation. We believe that our technology-enabled, integrated service platform and strong execution capability will position us to succeed in the long-term.”

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST’s ability to maintain and enhance its ecosystem; BEST’s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload capacity brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.